

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

Re: Perk International, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed October 16, 2020
File No. 000-56184

Dear Mr. Grist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12G

Business Overview
General, page 1

1. We note your response to comment 2, and that you have "included the appropriate exhibits," however, you have removed the exhibit index, which makes it unclear what exhibits you intend to include. If Barton Hollow Limited Liability Co. is no longer your custodian, please tell us which exhibit indicates as much, as your response seems to suggest, and revise your registration statement to affirmatively state as much. In addition, please revise your registration statement to include an exhibit index and incorporate by reference all of your previously filed exhibits in your exhibit index. Refer to Item 601(a)(2) of Regulation S-K.

Risks Related to our Business
U.S. Federal and foreign regulation . . ., page 3

2.   We note your revised disclosures in response to our prior comment 3. In this regard, you note that under the 2018 Farm Bill, "hemp cultivation is now broadly permitted, as long as its THC content is at or below .03%." You also disclose that the Farm Bill "explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes" and "puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. For these reasons, we re-issue prior comment 3. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

Directors and Executive Officers, page 13

3.   We note your disclosures in response to our prior comment 7 and re-issue the comment in part. Again, please revise to disclose the material facts regarding the prior performance of Mr. Grist and the market conditions relating to such performance, and remove the disclosure on page 4 of your amendment that declines to disclose such information, or tell us why you believe such revisions are not necessary. In addition, please explain why you have removed the reference to Mr. Grist's involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360, when his involvement in these companies appears to be required disclosure pursuant to Item 401(e) of Regulation S-K.

Nelson Grist
Perk International, Inc.
November 3, 2020
Page 3

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Blaise Rhodes at (202) 551-3774 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: William Eilers